FILE #82-2577

02 FEB ...

02015270

SUPPL

GALLERY RESOURCES LTD.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED NOVEMBER 30, 2001

(UNAUDITED - SEE NOTICE TO READER)

#82877

Gallery Resources Ltd.

Suite 707 - 626 West Pender Avenue
Vancouver, BC V6B 1V9

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd. and a summary balance sheet as at November 30, 2001 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the nine months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
January 24, 2001

#82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
NOVEMBER 30, 2001
(UNAUDITED - SEE NOTICE TO READER)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Accounts receivable	$ 1,385	$ 65,511
Share subscriptions receivable	-	12,000
Prepaid expenses	337,592	99,438
Total current assets	338,977	176,949
TERM DEPOSIT	10,000	10,000
MINING CLAIMS	876,110	865,630
DEFERRED DEVELOPMENT EXPENDITURES	6,500,866	5,937,906
CAPITAL ASSETS	92,822	267,016
	$ 7,818,775	$ 7,257,501
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank advances	$ 32,409	$ 14,347
Accounts payable and accrued liabilities	379,105	504,746
Total current liabilities	411,514	519,093
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 80,665,403 Common shares (2000 - 66,112,070 shares)	19,527,482	17,495,982
Deficit, per accompanying statement	(12,120,221)	(10,757,574)
Total shareholders' equity	7,407,261	6,738,408
	$ 7,818,775	$ 7,257,501

Bruce Costerd [signature] Director

Brian Cawley [signature] Director

#82-2877

GALLERY RESOURCES LTD.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2001
(UNAUDITED - SEE NOTICE TO READER)

	2001	2000
Expenditures		
Amortization	$ 27,933	$ 48,180
Subcontractors	400,076	636,427
Wages and employee benefits	8,990	7,917
Increase in deferred development expenditures during the period	436,999	692,524
Deferred development expenditures at beginning of year	6,101,985	5,305,896
Deferred costs written off	(38,118)	(60,514)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 6,500,866	$ 5,937,906

#82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2001
(UNAUDITED - SEE NOTICE TO READER)

	2001	2000
Interest income	$ 511	$ 3,947
Project administration	-	38,401
	511	42,348
Administrative expenditures	833,520	766,340
Loss from operations	(833,009)	(723,992)
Write-down of mineral properties	38,118	60,514
NET LOSS	(871,127)	(784,506)
DEFICIT, beginning of period	(11,249,094)	(9,943,068)
SHARE ISSUE COSTS	-	(30,000)
DEFICIT, end of period	$ (12,120,221)	$ (10,757,574)

#82-2877

GALLERY RESOURCES LTD.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2001
(UNAUDITED - SEE NOTICE TO READER)

	2001	2000
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (965,240)	$ (638,879)
Cash received from customers	-	52,648
Interest received	511	3,947
	(964,729)	(582,284)
Cash flows from financing activities		
Issue of share capital	1,285,250	1,404,332
Share issue costs	-	(30,000)
	1,285,250	1,374,332
Cash flow from investment activities		
Purchase of capital assets	(1,729)	(2,962)
Sale of capital asset	82,500	-
Mineral property acquisition costs	(17,850)	(145,790)
Deferred development expenditures	(398,881)	(644,344)
CASH REQUIRED FOR INVESTING ACTIVITIES	(335,960)	(793,096)
INCREASE IN CASH DURING THE PERIOD	(15,439)	(1,048)
BANK ADVANCES beginning of period	(16,970)	(13,299)
CASH (BANK ADVANCES) end of period	$ (32,409)	$ (14,347)

82-2577

Gallery Resources Limited
Quarterly Report
November 30, 2001

Schedule B: SUPPLEMENTARY INFORMATION

1.0 Analysis of expenses and deferred cost.
    (a) Information is contained in Schedule A.

2.0 Related party transaction
    (a) Wages, benefits and compensation for losses on financing company $ 270,000.

3.0 Summary of securities issued and options granted during the period.

(a) **Private Placements**		**Common shares**	**Consideration**
2,180,000		0.15	Cash
45,000		0.18	Share for debt
15,000		0.21	Share for debt
1,760,000		0.15	Share for debt
(b) **Warrants**			
Exercised	2,133,333	0.15	Cash
Issued	4,000,000	0.15	--
(c) **Options**			
Exercised	2,360,000	0.15	Cash
Issued	4,700,000	0.10	--

4.0 Summary of securities as at end of reporting period.
    (a) The authorized capital. The company has unlimited numbers of common voting shares and 80,665,403 shares are issued and outstanding.
    (b) The number of options exercised is 2,360,000.
    (c) The number of warrants exercised is 2,133,333.
    (d) The number of options outstanding is 8,040,000.
    (e) The number of warrants outstanding is 15,716,666.

#83-3877

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business:

Gallery Resources Limited, a Vancouver based junior mining company, is actively exploring eastern Canada and holds the mineral rights to 4 principal exploration properties in Newfoundland and Labrador. The Company first explored Labrador in the mid-1990's following the discovery of the rich Voisey's Bay deposits in northern Labrador. The Okak Bay and Cabot Lake properties both contain surface and drill indications of Voisey's Bay type Nickel-Copper-Cobalt enriched magmatic sulphide mineralization.

In 2000, Gallery acquired 2 strategic Volcanogenic Massive Sulphide (VMS) properties in central Newfoundland within a well-established VMS mining district. These two properties rank as highly prospective areas for the discovery of economically important concentrations of base metals and precious metals mineralization.

The Katie Property is one of Newfoundland's largest exploration properties covering 36,800 acres of a highly prospective belt of volcanic rocks in which there has been a recent discovery of very high grade zinc-copper-lead-silver-gold mineralization. The Gullbridge Mine property, located along the Trans Canada Highway, is a former copper producer which also contains significant, unexplored zones of zinc-copper-lead-silver-gold mineralization.

The Company, with the financial support of drilling grants from the Newfoundland Government, is aggressively drill testing these 2 principal properties. Drilling programs initiated in late 2000 at Gullbridge and early 2001 at Katie have produced positive results with the intersection of base metals and precious metals mineralized zones on both properties.

Gallery plans to continue drill testing of the 2 VMS properties throughout 2001 and also is planning for continued drilling into the winter and spring 2002. 1389 metres of a planned 3000 metre program has been completed on the Gullbridge Mine Property and 721 metres of a current 4000 metre program on the Katie Property. A combination of equity financing and continued support from the Junior Company Exploration Assistance Program (JCEAP), administered by the Newfoundland Department of Mines and Energy, will be used to finance these projects.

Gallery Resources Limited will focus its exploration efforts on the 2 principal VMS properties based on the positive results to date. Current projections include completion of the planned 4000 metre drill program at Katie and additional drilling at Gullbridge.

There are no immediate plans for 2001 exploration work on the Labrador properties. Both the Okak Bay and Cabot Lake Properties carry sufficient exploration expenditures incurred during 1996 to 2000 to maintain these properties in good standing for the next several years. Base camp facilities and drill equipment are stored onsite to facilitate future exploration activities on the 2 Labrador Properties.

#82-3877

2. Acquisition of Properties:

On March 5, 2001 the Company optioned the Baker Brook Property from Prospector, Gerald Pardy of Grand Falls, NF. Under the terms of the Option Agreement, Gallery was required to make an initial payment of $3,000 cash and issue 15,000 common shares to Mr. Pardy and will make property payments and also incur expenditures of $100,000 over a three year period to earn a 100% interest in the property, subject to a 2% Net Smelter Royalty. The Baker Brook Property adjoins the Gullbridge Mine Property in Central Newfoundland and covers favorable geology intersected in drilling completed to date on this VMS property.

On April 16, 2001 Gallery optioned the LERQ Property from Prospectors, Larry, Eddie and Roland Quinlan of Birch Bay, NF. Under the terms of this Option Agreement Gallery was required to make an initial payment of $8,000 cash and issue 45,000 common shares to the Quinlan brothers and make property payments and also incur expenditures of $320,000 over a three year period to earn a 100% interest in the LERQ Property, subject to a 3% Net Smelter Royalty. The LERQ Property adjoins Gallery's Katie Property in Central Newfoundland and also covers favorable geology intersected in drilling completed to date.

3. Subsequent Events:

The company will issue 2,000,000 shares at $0.05 with a warrant. The warrant will allow the subscriber to purchase one common share at $.10 per share to the close of business that is twelve months from the date of the closing.